Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
($'s in 000's)

	December	December	December	December	December
	2017	2016	2015	2014	2013

Fixed Charges:

Interest charges (per I/S)	$44,889	$45,616	$41,636	$41,895	$42,206

Less: net amortization of debt discount and issuance expenses	1,320	1,295	1,378	1,498	1,488

Adjusted interest charges	43,569	44,321	40,258	40,397	40,718

Add: net amortization of debt discount and issuance expenses	1,320	1,295	1,378	1,498	1,488

Interest portion of rental charges	6,331	6,209	6,306	6,410	6,307

Total fixed charges	$51,220	$51,825	$47,942	$48,305	$48,513

Earnings:

Pre-tax earnings	$455,273	$368,512	$392,345	$392,440	$353,129

Interest charges	43,569	44,321	40,397	40,718	40,565

Net amortization of debt discount and issuance expenses	1,320	1,295	1,378	1,498	1,488

Interest portion of rental charges	6,331	6,209	6,306	6,410	6,307

Total earnings	$506,493	$420,337	$440,426	$441,066	$401,489

Ratio of earnings to fixed charges	9.9	8.1	9.2	9.1	8.3

Note: Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a true interest expense amount.